UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form l0-K ☐ Form 20-F ☐ Form 11-K
☐ Form l0-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form I l-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ____________________

OMB APPROVAL

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SEC FILE NUMBER

CUSIP NUMBER
92672P 10 8

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

VIEWPOINT CORPORATION

Full Name of Registrant

Former Name if Applicable

498 Seventh Avenue, Suite 1810

Address of Principal Executive Office (Street and Number)

New York, NY 10018

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          As stated in a press release dated March 2, 2006, the Registrant previously reported that it would record a non-cash charge of $3.8 million for impairment of goodwill for its services business in the fourth quarter of 2005. Based on the Registrant lowering the 2006 forecast for the services business and the Registrant’s decision to reduce the services group workforce by 29%, the Registrant determined that the previously announced non-cash charge for impairment of goodwill for its services business in the fourth quarter of 2005 would need to be increased. The Registrant was required to conduct additional testing and analysis to determine the proper amount of such impairment charge in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”) which caused a delay in completing our Form 10-K. The Company currently anticipates that the goodwill impairment amount recorded will be increased by $4.0 million to $7.8 million. The identification of the impairment of goodwill and the determination of the amount of such impairment has delayed the preparation of the Registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2005. The Registrant intends to file the Form 10-K within the time period specified by Rule 12b-25(b)(2)(ii).

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William H. Mitchell	212	201-0800

(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Registrant’s statement of operations for the year ended December 31, 2005 is anticipated to change significantly from the year ended December 31, 2004. The Registrant expects to report total revenue of $25.3 million for 2005, compared to $14.5 million for 2004. Gross profit for the year ended December 31, 2005 is expected to be $18.1 million, compared to $11.3 million for the twelve months ended December 31, 2004. The improvement in gross profit in 2005 compared to 2004 was due to increased revenues from the Registrant’s higher margin search and ad serving products, of $6.7 million and $5.1 million, respectively. Revenue from the Registrant’s ad systems product was attributable principally to the Registrant’s purchase of Unicast in January 2005.

          Operating loss for the year ended December 31, 2005 is expected to be $10.8 million compared to $3.9 million for the year ended December 31, 2004. The increased operating loss was principally attributable to a goodwill impairment, expected to be recorded at $7.8 million, associated with the services unit, resulting from decreased performance of that unit in the fourth quarter. The Company also recognized an increase of $1.5 million in non-cash stock based compensation charges in 2005 compared to 2004. Finally, the expansion of the sales, marketing, research and development costs associated with the Registrant’s growth in the ad systems products led to an increase in operating loss for the year.

          The Company expects to recognize a net loss of $10.6 million, or $(0.18) per share in 2005, compared to a net loss of $9.7 million, or $(0.18) per share in 2004. The higher level of net loss was principally due to higher operating costs and goodwill impairment of $7.8 million offset by $5.4 million reduction in the expense associated with the Registrant’s obligation to convertible debt and warrant holders attributable to its March 2003 financing. This obligation decreased in 2005 due to a decrease in the Registrant’s stock price during the year, and represents a non-cash gain to the Registrant. Additionally, 5.7 million additional common shares were outstanding on a weighted average basis during 2005, when compared to the prior year, due to two private placements of the Company’s stock to investors, and the exercise of stock options in 2005. These additional shares had the impact of reducing the net loss per share.

VIEWPOINT CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2006	By:	/s/ William H. Mitchell

CFO